Exhibit 4.62

English Summary

of

Supplemental Agreement to the Interconnection Settlement Agreement

Between

China Telecommunications Corporation

and

China Telecom Corporation Limited

China Telecommunications Corporation (“Party A”) and China Telecom Corporation Limited (“Party B”) entered into the Supplemental Agreement to the Interconnection Settlement Agreement on September 23, 2015.

The key terms and conditions of the Supplemental Agreement are as follows:

1. The Parties agree to amend Article 6.5 of the Interconnection Settlement Agreement as follows: “The interconnection settlement charges will be calculated according to the Notice Concerning the Issue of the Measures on Interconnection Settlement between Public Telecommunications Networks and Sharing of Relaying Fees (Xin Bu Dian 2003 No. 454) promulgated by the Ministry of Information Industry of the PRC. The Ministry of Industry and Information Technology of the PRC may, from time to time, take into account the relevant regulatory rules and market conditions, amend or promulgate new rules or regulations in respect of interconnection settlement which will be announced on its official website at WWW.MIIT.GOV.CN. If the Ministry of Industry and Information Technology of the PRC amends existing, or promulgates new rules or regulations in respect of interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties.”

2. The execution, validity, performance, interpretation of this Supplemental Agreement and any relevant dispute resolutions shall be governed by the PRC laws.

3. This Supplemental Agreement shall become effective on January 1, 2016. If there is any conflict between this Supplemental Agreement and the Interconnection Settlement Agreement, this Supplemental Agreement shall prevail.